April 4, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Douglas Waugh
Chief Executive Officer and Chief Financial Officer
Fortuna Gaming Corp.
4585 Canada Way
Suite 104
Burnaby, British Columbia, Canada V5G 4L6

RE: Fortuna Gaming Corp. the "Company")
Form 10-K for the year ended October 31, 2005
File No. 0-50389

Dear Mr. Waugh:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within 15 business days to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Consolidated Balance Sheets

1.   Please revise to reflect the amounts received for subscriptions of common shares
        aggregating $1,695,710 for which the related shares had not yet been issued at October
        31, 2005 as a liability in your financial statements.

Consolidated Statement of Shareholders' (Deficiency) Equity

2.   Your current presentation in your statement of shareholders' equity is confusing since
        you present the same activity repeatedly giving effect to the ten for one share
        consolidation and the two for one share split. Please revise your statement of
        shareholders activity to give retroactive effect to all changes in capitalization (i.e, stock
        splits and reverse stock splits) for all periods presented as required by SAB Topic 4:C. In
        preparing your revised statements of shareholders equity, please ensure that all activity is
        reflected in this statement only one time. Also, please revise all the disclosures regarding
        transactions involving your common shares in Note 6 so that the share information
        disclosed in Note 6 is consistent with the share information reflected in your consolidated
        statements of shareholders' equity.

Note 1. Nature of Operations
d). Change of Business and Use of Consultants During Re-organization and Start Up Stage –
post June 28, 2005

3.   We note the disclosure indicating that on June 28, 2005, the Company changed its name
        to Fortuna Gaming Corp. and underwent a change in management and direction and is
        currently involved in the acquisition and licensing of on-line and mobile gaming
        technologies. We also note that the Company entered into a share exchange agreement
        with Fortuna Gaming (UK) Limited, a company incorporated under the laws of the
        United Kingdom, whereby the Company purchased all of the issued and outstanding
        shares of Fortuna Gaming (UK) Limited in exchange for 15,000,000 shares of the
        Company. Please tell us in further detail how the Company accounted for and valued the
        shares issued in this transaction. As part of your response and your revised disclosure,
        please indicate the identity of the accounting acquirer in this transaction and explain in
        detail your basis for your conclusion. Also, please explain how the value assigned to the
        shares issued was determined. We may have further comment upon receipt of your
        response and our review of your revised disclosures.

Note 6. Share Capital

4.   Please tell us and revise the notes to your financial statements how you valued the 2,400,000 common shares were issued to consultants and were valued at $84,000. We are unclear as to why these shares were valued at amounts significantly less than the $2.50 per common share at which the Company issued 577,334 shares in a private placement transaction during the year ended October 31, 2005. Please note that cash received from the sale of common shares to independent third parties in a private placement is considered the best evidence as to the fair value of an entities'equity securities. As part of your response and your revised disclosure, please explain in detail how you valued the shares issued and explain why you believe the value assigned to the shares is appropriate and in accordance with the guidance outlined in SFAS No.123, EITF 96-18, or other relevant accounting literature. We may have further comment upon receipt of your response.

5.   We note the disclosure indicating that the Company issued 17,600,000 shares of common stock on July 8, 2005 on options exercised by consultants for gross proceeds of $88,000. Please tell us and disclose in Note 6 the nature and terms of the transactions in which these options were initially granted. As part of your response and your revised disclosure, please indicate how the options were valued and accounted for at the time they were issued. We may have further comment upon receipt of your response.

Note 8. Subsequent Events

6.   We note that you delivered a $1,000,000 ($500,000 reflected in the 10-KSB and $500,000 in the 1/31/06 Form 10QSB) deposit to a seller for a pending acquisition for which you entered into a Letter of Intent on December 4, 2005. In light of the materiality of this acquisition, and the fact that consummation of the transaction appears probable, please file a report on Form 8-K that includes financial statements for the two most recent fiscal years and the latest interim period preceding the acquisition as well as the corresponding interim period of the preceding year. Pro Forma information giving effect to the acquisition transaction should also be included in your Form 8-K filing. Refer to the guidance outlined in Item 310(c) and (d) of Regulation S-B, Article 11 of Regulation S-X and Items 2.01 and 9.01 of Form 8-K.

Item 8. Changes in and disagreements with accountants

7.   We note that you had the following changes of accountants:

- April 29, 2005 Morgan and Associates resigned
- May 12, 2005 Shelley International was appointed
- December 23, 1005 Moore & Associates was appointed.

It appears that you filed an Item 4.01 8-K on 5/12/05 to report the resignation of Morgan & Associates. To the extent you have chosen to be a reporting company, you need to file all appropriate reports on Form 8-K when they are due, which typically falls within five days following the date the relationship ceased. Based on the changes of accountants noted above, it appears that an Item 4.01 Form 8-K is due for each change of accountants that should comply with all reporting requirements of Item 304 of Regulation S-B, and should include as an exhibit, a letter from the former accountants stating whether they agree with your disclosures. These Forms and accountants letters should be filed immediately.

Item 8.A. Controls and Procedures

8.   Please expand your disclosure to explain in detail the nature of the changes in internal controls that were implemented during the fourth quarter of fiscal 2005 in order to improve the effectiveness of the Company's disclosure controls and procedures.

Quarterly Report on Form 10-QSB for the Quarter ended January 31, 2006

9.   Please address our comments on the Company's Annual Report on Form 10KSB in an amendment to the Company's Quarterly Report on Form 10-QSB, where applicable.

Other

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief